Exhibit 95

Mine Safety Disclosures

Employee and contractor safety is a fundamental priority for the Company at all of our mine sites.  We have in place comprehensive safety programs that include extensive health and safety training for all employees and contractors, site inspections, emergency response preparedness, crisis communications training, incident investigation, regulatory compliance training and process auditing, as well as open dialogue among all levels of employees and contractors.  Our goal is to achieve zero lost time and zero reportable injuries.  We strive to eliminate exposure to hazards in the workplace, ensure that we comply with all mine safety regulations, and support regulatory and industry efforts to improve the health and safety of our employees and contractors along with the industry as a whole.

Our operations at the TC Mine are subject to regulation by the federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).  Whenever the MSHA believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation or order which describes the violation and fixes a time within which the operator must abate the violation. In some situations, such as when the MSHA believes that conditions pose a hazard to persons, MSHA may issue an order requiring cessation of operations, or removal of persons from the area of the mine, affected by the condition until the hazards are corrected. Whenever MSHA issues a citation or order, it has authority to propose a civil penalty or fine, as a result of the violation, that the operator is ordered to pay.

Under rules promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act, mine operators are required to include in their periodic reports filed with the SEC certain information relating to citations or orders issued under the Mine Act, and certain other mine safety information.  The table that follows reflects citations, orders, violations and proposed assessments issued to the Company by MSHA during the fiscal period ended March 31, 2012 for the TC Mine and all legal actions pending before the Federal Mine Safety and Health Review Commission as of March 31, 2012.  Due to timing and other factors, the data may not agree with the mine data retrieval system maintained by MSHA at www.MSHA.gov.

Mine or Operating Name/MSHA Identification Number	Section 104 S&S Citations (#)	Section 104(b) Orders (#)	Section 104(d) Citations and Orders (#)	Section 110(b)(2) Violations (#)	Section 107(a) Orders (#)	Total Dollar Value of MSHA Assessments Proposed ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Period (#)(1)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)
Thompson Creek Mine 10-00531	0	0	0	0	0	0	0	No	No	1	0	0

(1)        This pending legal action is a contest of a citation and order referenced in Subpart B of 29 CFR Part 2700.